Exhibit 99.1

Israel-Based Clearmind Medicine Shows Efficacy of Psychedelic- Derived Obesity Treatment in Pre-Clinical Trial

In a series of pre-clinical trials, Clearmind’s drug candidate MEAI significantly reduced body weight, improved fatty liver disease, and normalized insulin sensitivity

Tel Aviv, Israel / Vancouver, Canada, Jan. 05, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “Company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major undertreated health problems, today announced positive pre-clinical results demonstrating efficacy of its drug candidate MEAI for treating obesity and metabolic syndrome.

The study, conducted at the Hebrew University of Jerusalem, as part of a collaboration established with the university’s technology transfer company, Yissum, included multi-parameter metabolic assessments such as body weight, fat mass, glucose tolerance, insulin sensitivity, liver enzymes and fat accumulation as well as food consumption patterns. It included three groups of rodents: one was fed a standard diet, another a high-fat diet, and the third a high-fat diet group along with treatment with MEAI.

The animals treated with MEAI showed increased energy expenditure, better fat utilization and weight loss of 20%, while reducing their overall fat mass and preserving their lean body mass. No effect on motivation and well-being was observed. Additionally, MEAI treatment yielded normalization of insulin levels, improved glucose tolerance as well as reduced fat and triglycerides accumulation in the liver. These results were significantly better than those obtained in the high fat, untreated group.

Furthermore, a significant reduction in sucrose preference was observed following administration of MEAI for two days at the effective dose, supporting the notion that it can dampen the hedonic value of rewarding stimuli. Thus, MEAI may be beneficial for the treatment of compulsive reward-seeking behavior or excessive consumption of sweet foods.

“We’re very excited about these results, which suggest that MEAI may be effective in treating obesity, one of the world’s most pressing problems,” said Dr. Adi Zuloff-Shani, Clearmind’s Chief Executive Officer “These additional positive results in our treatment of addictions, once again indicate MEAI’s potential to become a viable treatment for a variety of disorders.”

Dr. Adi Zuloff-Shani also noted that the global market for obesity drugs was valued by third-party sources in 2021 at $1.9 billion.

The study was led by Prof. Joseph Tam, D.M.D., Ph.D., head of the Obesity and Metabolism Laboratory and Associate Professor of Pharmacology at the Hebrew University’s Institute for Drug Research and Dr. Saja Baraghithy, Ph.D.

“While there is some evidence suggesting that psychedelic drugs, such as LSD and psilocybin, may be effective in treating obesity and other eating disorders, no solid experimental proof really exists, until now. We show for the first time that MEAI’s obesity effect works by altering various metabolic processes in the body, such as energy expenditure, fat storage and glucose utilization to promote weight loss,” said Prof. Tam. “These findings suggest that MEAI may be beneficial for reducing the risk of obesity-related complications, such as type 2 diabetes and fatty liver diseases.”

According to the World Health Organization, 1 billion people, accounting for more than 30% of the global population, are overweight. About 5% of deaths worldwide are the result of obesity. If current trends continue, half of the global adult population will be overweight over the next decade. Obesity costs the global economy $2 trillion and accounts for up to 7% of healthcare expenditures in industrialized countries (up to 20% if treatment of related illnesses is factored in).

Recent research by Morgan Stanley indicates that obesity treatment could quickly become a top-12 global therapy, growing from a $2.4 billion category in 2022 to $54 billion by 2030. Morgan Stanley forecasted Novo Nordisk and Lilly would together capture about 40% of the market by developing and launching a dozen obesity medicines currently in development. This underserved multibillion-dollar market creates significant opportunities for Clearmind to generate substantial revenues, should MEAI reach the market as an obesity treatment.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of seven patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND”, the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information, please contact:

Investor Relations,
Email: invest@clearmindmedicine.com
Telephone: (604) 260-1566
General Inquiries,
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

About the Hebrew University of Jerusalem

The Hebrew University of Jerusalem is Israel’s leading academic and research institution. Serving 24,000 students from 80 countries, it produces a third of Israel’s civilian research and is ranked 12th worldwide in biotechnology patent filings and commercial development. Faculty and alumni of the Hebrew University have won eight Nobel Prizes and a Fields Medal since 2000. For more information, visit us at Hebrew University.

About Yissum

Yissum is the technology transfer company of The Hebrew University of Jerusalem. Founded in 1964, it serves as a bridge between cutting-edge academic research and a global community of entrepreneurs, investors, and industry. Yissum’s mission is to benefit society by converting extraordinary innovations and transformational technologies into commercial solutions that address our most urgent global challenges. Yissum has registered over 11,000 patents globally; licensed over 1,140 technologies and has spun out more than 200 companies. Yissum’s business partners span the globe and include companies such as Boston Scientific, ICL, Intel, Johnson & Johnson, Merck, Novartis and many more. For further information please visit www.yissum.co.il

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses that psychedelic-based treatments hold potential to address and provide solutions for various health conditions. In addition, historic results of scientific research do not guarantee that the conclusions of future research would suggest similar conclusions or that historic results referred to in this press release would be interpreted similarly in light of additional research or otherwise. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (registration No. 333-265900) filed with the SEC on November 16, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.

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